March 18, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Austin Pattan, Staff Attorney

Attn: Jeff Kauten, Staff Attorney

Dear Messrs. Pattan and Kauten:

NAAC Holdco, Inc., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 28, 2022, regarding the Company’s Draft Registration Statement on Form S-4 confidentially submitted to the Commission on February 14, 2022 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Registration Statement on Form S-4 with the Commission through EDGAR (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-4 Submitted February 14, 2022

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1 - Description of the Business Combination, page 75

1. We note your response to comment 13 and the cited disclosures. On page F-36, you disclosed in part that if "(x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share ... then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price," ... and "the $10.00 and $18.00 per share redemption trigger prices ... will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively." You also disclosed that certain investors have agreed to purchase PIPE Shares at a purchase price of $9.19 per share in a private placement or placements. For the avoidance of doubt, please confirm to us that the private placement and other equity issuances related to or pending the business combination will not trigger the down round provision for the warrants.

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Response:

Given all three provisions in Section 4.3.2(x), (y) and (z) of the Warrant Agreement need to be met in order for the down-round provision to be triggered, and given the condition in 4.3.2(z) will not be known until 19 days after Closing, we would not be able to confirm that the PIPE would not trigger the down-round provision until then. Any adjustments, if they were to occur, would occur after Closing. We have therefore revised the language in Note 1 on page 74 accordingly to clarify as follows: “The exercise price of the warrants is subject to a down-round provision that is only effective up to 19 days after Closing of to the Business Combination. Any trigger of the down-round provision at that time would be reflected in the remeasurement of the warrants to fair value, and is therefore not, on its own, considered to have an impact to the classification of warrants. Further, given any impact of the down-round provision will not be known at Closing, the fair value impact of such down-round being triggered post-Closing cannot be practically determined prior to Closing. As such, there is no additional transaction accounting adjustment to take into account the effect of the down-round provision on New Holdco’s Unaudited Pro Forma Condensed Combined Balance Sheet.

2. Clarify if the condition that "less than 70% of the consideration receivable by the holders of Class A ordinary shares in such a transaction is payable in the form of Class A" is met at a greater than 30% cash redemption scenario, thereby triggering a down round provision. If so, please give effect to the down round provision trigger in the pro forma financial statements.

Response:

The level of Class A ordinary share redemption in the Business Combination does not trigger the down-round provision in clause 4.4 of the Warrant Agreement as the Business Combination, which involves payment through a stock-for-stock exchange, constitutes a separate transaction from the exercise of redemption rights by the holders of shares.

Key Business Metrics

Direct Margin, page 156

3. We note your presentation of Direct Margin, Direct Margin as a percentage of Total Revenues and Indirect Costs of Revenue which are non-GAAP measures. Please provide hereunder a reconciliation to their respective GAAP measures (starting with such GAAP measures) and the reasons why presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i) of Regulation S-K.

Additionally, remove the reference to Note 13 as segment financial measures do not constitute non-GAAP measures.

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Response:

In response to the Staff’s comment, the Company respectfully advises that TeleSign’s management believes direct margin is a metric that provides important information to investors and management since it increases the total mix of available information by providing insight into the contribution of direct costs, exclusive of amortization, depreciation, and other indirect costs. Direct margin allows management, and allows investors to better understand why management, strategically allocates resources to specific products or segments. The Company revised the disclosure on page 156 in the Registration Statement to address the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Telesign

Results of Operations for the Years Ended December 31, 2021 and 2020

Cost of Revenue and Gross Profit, page 160

4. Please describe the significant cost drivers in cost of revenue and any known events or trends that caused or are reasonably likely to cause a material change in the relationship between costs and revenues. Further comply with this comment in your updated 2021 financial statements.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 161-162 of the Registration Statement to address the Staff’s Comment.

Information About Telesign

Customers and Use Cases, page 177

5. With respect to your 2017 five year agreement with Microsoft as described hereunder, please disclose if you have extended the contract by written and signed amendment.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 179 of the Registration Statement to address the Staff’s comment.

Torino Holding Corp. Audited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-51

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6. We note your response to comment 28. Based upon your disclosures on pages 25 and 177-178, it appears that a material portion of your revenues are attributable to Microsoft and Amazon and that you have had contractual relationships with both of these companies since at least 2017. Please describe the factors considered when assessing the likelihood and magnitude of a subsequent revenue reversal of the estimated variable consideration. Your response should also explain in detail why your longstanding contractual relationships with Microsoft and Amazon does not provide you with sufficient historical experience to estimate variable consideration. Please refer to ASC 606-10-32-8 through 32-12.

Response:

In response to the Staff’s comment the Company has revised the language on page F-36.

Additionally, the Company would like to clarify that, TeleSign only applies the constraint in situations where variability in the transaction price is not fully resolved by the end of the reporting period since it cannot predict future activity, as described further in the paragraphs below. For variability that resolves within the period, TeleSign applies the allocation objective and guidance in ASC 606-10-32-40 to assign such variability to the services or the distinct time period to which the variable consideration relates.

TeleSign’s contracts are structured with highly variable price components and the number of transactions vary based upon end user activity. TeleSign’s pricing terms include usage fees that vary based on rate card, tiered pricing, service line agreement discounts, and other similar provisions. TeleSign’s rate cards also change to reflect geographic and market conditions. Further, TeleSign processes millions of end user requests each month and the number of transactions per contract can vary widely. With the exception of rate card changes and service line agreement discounts, variability is outside of TeleSign’s control. Considering this, transaction history with a customer has low predictive value and is not a reliable indicator of future activity.

Concerning Microsoft and Amazon, TeleSign’s respective contracts with these customers contain individual transactions that number in the millions monthly. Both contracts have variable rate cards, tiered pricing, service line discounts, and other forms of variability. For reference, during two consecutive months during the year ended December 31, 2020, TeleSign issued invoices to one of the aforementioned customers that differed by more than $100,000, which was driven solely by the variable pricing and quantity terms. As such, projecting activity and pricing changes across TeleSign’s portfolio of contracts could foreseeably result in a significant reversal of revenue in situations where the accounting contract terms span across period ends.

7. You indicate on page F-52 that you fully constrain the variable portion of revenue (except variability related to prompt payments) until the end of the month of service when such variability has been fully resolved. Considering the contract terms described on page F- 51, please clarify if variability is typically fully resolved within the 30-90 day period of the notice for cancellation.

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Response:

In response to the Staff’s comment, the Company would like to clarify, in conjunction with the response to comment 6 above, that variable consideration associated with its contracts typically resolves on a monthly basis, with each month being discrete. In some contracts with a longer legal length, the measurement period of such variability may last many months, such as may be the case in a minimum purchase commitment scenario. However, management notes minimum purchase commitments have historically been immaterial as the volume far exceeds the minimum.

Note 15. Related-Party Transactions, page F-63

8. We note your disclosure of significant related party transactions hereunder and elsewhere in your filing. Please revise your financial statement presentation so that amounts of related party transactions are stated on the face of the balance sheet, statement of operations, or statement of cash flows. Refer to Item 4-08(k) of Regulation S-K.

Response:

The Company has revised the financial statement presentations to address the Staff’s comment.

Note 16. Subsequent Events, page F-64

9. We note your response to comment 29. Please disclose hereunder that you amended a material corporate lease contract, a significant commitment which occurred subsequent to your balance sheet date (October 14, 2021) but before the financial statements were available to be issued (January 6. 2022). Further address material terms, including but not limited to incentives and concessions such as base rent abatements among others. Refer to ASC 855-10-55-2(g).

In response to the Staff’s comment, the Company has revised the disclosure in Note 6 of the financial statement presentation on page F-42 to address the Staff’s comment.

10. Please tell us and disclose in your 2021 financial statements how you will account for such modification to your corporate lease agreement, including how the right-of-use asset and related lease liability will be remeasured and whether the modification effectuates a separate new contract or a single modified contract. Refer to the pertinent guidance under ASC 842-10-25.

Response:

With respect to this comment, the Company would like to refer to the response in item 9 above.

We thank the Staff for its review of the foregoing and Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@mwe.com or by telephone at (212) 547-5372.

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Sincerely,

By:	/s/ Gary Quin
Name:	Gary Quin
Title:	Chief Executive Officer, North Atlantic Acquisition Corporation

Cc: Jeffrey.Cohen@Linklaters.com

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